Mail Stop 4561

March 25, 2009

Phillip E. Ray, President and CEO
Community Alliance, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re:** **Community Alliance, Inc.**
> **Registration Statement on Form 10**
> **File No. 0-53406**

Dear Mr. Ray:

We have completed our review of your Form 10 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney